                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                              WYMAN-GORDON COMPANY
                                       AT
                              $20.00 NET PER SHARE
                                       BY
                             WGC ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                           PRECISION CASTPARTS CORP.

                         THE OFFER AND WITHDRAWAL RIGHTS
            WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY,
                                 JUNE 18, 1999
                          UNLESS THE OFFER IS EXTENDED

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1) THAT NUMBER OF SHARES THAT WOULD REPRESENT 66 2/3 PERCENT OF ALL OUTSTANDING SHARES (DETERMINED ON A FULLY DILUTED BASIS). SEE INTRODUCTION AND SECTION 13.

    THE BOARD OF DIRECTORS OF WYMAN-GORDON COMPANY (THE "COMPANY") HAS APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER.

                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares (as defined herein) should either (A) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to The Bank of New York (the "Depository"), and either deliver, together with the Letter of Transmittal, the certificates representing the tendered Shares and any other required documents to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (B) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

    If a stockholder desires to tender Shares and such stockholder's certificates for such Shares are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis, or time will not permit all documents to reach the Depositary prior to the Expiration Date, such stockholder may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

    Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent, the Dealer Manager or from brokers, dealers, commercial banks or trust companies.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                           [SCHRODER & CO. INC. LOGO]

MAY 21, 1999

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     -----
INTRODUCTION....................................................................................................           3

       1.  TERMS OF THE OFFER; EXPIRATION DATE..................................................................           4

       2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES........................................................           5

       3.  PROCEDURE FOR TENDERING SHARES.......................................................................           6

       4.  WITHDRAWAL RIGHTS....................................................................................           9

       5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES..............................................................          10

       6.  PRICE RANGE OF SHARES; CASH DISTRIBUTIONS............................................................          11

       7.  CERTAIN INFORMATION CONCERNING THE COMPANY...........................................................          11

       8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND PCC.................................................          13

       9.  SOURCE AND AMOUNT OF FUNDS...........................................................................          14

      10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY...................................................          16

      11.  THE PURPOSE OF THE OFFER; MERGER AGREEMENT; PLANS FOR THE COMPANY....................................          16

      12.  EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NYSE LISTING AND EXCHANGE ACT REGISTRATION.........          23

      13.  CERTAIN CONDITIONS OF THE OFFER......................................................................          24

      14.  CERTAIN LEGAL MATTERS................................................................................          25

      15.  FEES AND EXPENSES....................................................................................          26

      16.  MISCELLANEOUS........................................................................................          27

SCHEDULE I

  DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PCC.....................................................         S-1

To the Holders of Common Stock
of Wyman-Gordon Company:

                                  INTRODUCTION

    WGC Acquisition Corp., a Massachusetts corporation (the "Purchaser"), which is a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("PCC"), hereby offers to purchase all outstanding shares of Common Stock, $1.00 par value per share (collectively, the "Shares"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    The purpose of the Offer is to enable PCC to acquire the entire equity interest in the Company. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 17, 1999 by and among the Purchaser, PCC and the Company (the "Merger Agreement"). The Merger Agreement provides for, among other things, the Purchaser to commence a cash tender offer to purchase all of the Shares of the Company for $20.00 per Share. As soon as practicable following the consummation of the Offer, it is intended that the Purchaser will merge into the Company (the "Merger") pursuant to the applicable provisions of the Massachusetts General Laws ("MGL"). The purpose of the Merger is to facilitate the acquisition of the Shares not tendered and purchased pursuant to the Offer. Under the terms of the Merger Agreement, upon consummation of the Merger each then outstanding Share (other than Shares owned by the Purchaser or PCC, if any) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer (the "Offer Price").

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of The Bank of New York, which is acting as the depositary (the "Depositary"), D.F. King & Co., Inc., which is acting as Information Agent (the "Information Agent") and Schroder & Co. Inc., which is acting as the Dealer Manager (the "Dealer Manager") incurred in connection with the Offer. See Section 15.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MAKING OF THE OFFER BY THE PURCHASER, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER.

    Goldman Sachs & Co. has delivered to the Board of Directors of the Company its opinion that the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Goldman Sachs & Co. is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith.

    THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) THAT NUMBER OF SHARES (THE "MINIMUM NUMBER OF SHARES") THAT WOULD REPRESENT 66 2/3 PERCENT OF ALL OUTSTANDING SHARES OF THE COMPANY (ON A FULLY DILUTED BASIS) (THE "MINIMUM CONDITION"). SUBJECT TO OBTAINING THE CONSENT OF THE COMPANY, THE PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION ("SEC")), WHICH IT CURRENTLY HAS NO INTENTION OF EXERCISING, TO WAIVE OR REDUCE THE MINIMUM CONDITION AND TO ELECT TO PURCHASE, PURSUANT TO THE OFFER, FEWER THAN THE MINIMUM NUMBER OF SHARES. SEE SECTIONS 1 AND 13.

    Certain other conditions to the Offer are described in Section 13. Subject to the limitations of the Merger Agreement, the Purchaser reserves the right to waive any one or more of the conditions to the Offer. See Sections 2 and 13.

    According to the Company, as of May 17, 1999, there were 35,538,733 Shares issued and outstanding. According to the Company, there were 2,599,653 Shares subject to outstanding options and 84,604 Shares issuable pursuant to the Company's Employee Stock Purchase Plan as of May 17, 1999. The Merger Agreement provides that, on the date on which the Purchaser accepts Shares pursuant to the Offer, each option shall be canceled in exchange for a payment to the option holder equal to the Offer Price less the exercise price of such option multiplied by the number of shares previously subject to such option (reduced by any applicable withholding). Based on the foregoing, and assuming that no changes occur prior to the date of purchase pursuant to the Offer, there would currently be 38,222,990 Shares outstanding on a fully diluted basis and the Minimum Number of Shares would be 25,481,994. However, the actual Minimum Number of Shares will depend upon the facts as they exist on the date of purchase.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    1.  TERMS OF THE OFFER; EXPIRATION DATE.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, Eastern time, on June 18, 1999, unless and until the period during which the Offer is open shall have been extended in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended, will expire.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION, THE EXPIRATION OR EARLY TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT") AND THE SATISFACTION OF THE OTHER CONDITIONS SET FORTH IN SECTION 13.

    If by 12:00 Midnight, Eastern time, on Friday, June 18, 1999 (or any date and time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the SEC and subject to limitations in the Merger Agreement, to (a) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer. See Section 11. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

    There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

    If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in the percentage of securities sought or a change in price, will depend upon the facts and circumstances, including the relative materiality of the changes or information.

    If, prior to the Expiration Date and subject to the limitations in the Merger Agreement, the Purchaser should increase or decrease the percentage of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer to holders of Shares, such increase or decrease would be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and if, at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer would be extended at least until the expiration of such ten business-day period. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

    This Offer to Purchase and the related Letter of Transmittal is being mailed to the record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the Expiration Date. See Sections 1 and 13. If any condition to the Offer specified in the Merger Agreement or in
Section 13 of the Offer to Purchase is not satisfied at the Expiration Date, the Purchaser must either (a) waive the unsatisfied condition and accept for payment and pay for any tendered Shares, (b) terminate the Offer and return all tendered Shares to the tendering stockholders, or (c) further extend the Offer resulting in an extension of the right of stockholders to withdraw tendered Shares until the new Expiration Date.

    PCC expects to file a Notification and Report Form with respect to the Offer under the HSR Act as soon as practicable. The initial waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern time, on the 15th day after the filing date, unless early termination of the waiting period is granted. However, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from PCC or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., Eastern time, on the 10th day after substantial compliance by PCC or the Company with such request. In addition, if PCC withdraws its initial filing, at the request of the FTC or otherwise, and refiles its Notification and Report Form, a new 15 day waiting period would begin on the date of the refiling. See Section 14 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING THE PAYMENT AFTER THE EXPIRATION DATE.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

    If any tendered Shares are not accepted for payment for any reason, certificates evidencing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    3.  PROCEDURE FOR TENDERING SHARES.

    In order for a holder of Shares validly to tender Shares pursuant to the Offer, (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the certificates evidencing tendered Shares ("Share Certificates") must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY

TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation."

    The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

    DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on Letters of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"), except no signature guarantee is required where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not accepted for payment or not tendered are to be returned, to a person other than the registered holder(s), the Share Certificates, as the case may be, must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on such certificates, with the signature(s) on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 of the Letter of Transmittal.

    A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) MUST ACCOMPANY EACH DELIVERY OF SHARE CERTIFICATES TO THE DEPOSITARY.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

   (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange ("NYSE") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares, are actually received by the Depositary.

    DETERMINATION OF VALIDITY. In order for any tender of Shares to be valid, it must be in proper form. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, PCC, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's determinations with regard to compliance with the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    OTHER REQUIREMENTS. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after May 17, 1999. Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior proxies, consents and powers of attorney given by such stockholder will be revoked, and no subsequent proxies, consents and powers of attorney may be given (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and other securities for which appointment is effective, be empowered to exercise all voting and other rights of such stockholder in respect of any annual, special or adjourned meeting of the stockholders of the Company, actions by written consent in lieu of any such meeting or otherwise as they, in their sole discretion, deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares and other securities.

    A valid tender of Shares pursuant to one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    TO AVOID BACKUP WITHHOLDING OF FEDERAL INCOME TAX WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE FOR THE SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

    4.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 19, 1999.

    If the Purchaser extends the Offer, is delayed in the acceptance for payment of Shares or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this
Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial number shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, PCC, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

    5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following discussion summarizes the principal federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), associated with the Offer, assuming that the Offer is consummated as contemplated herein. This summary does not purport to be comprehensive, does not describe all potentially relevant tax considerations and does not discuss state, local or foreign tax laws.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes under the Code (and may also be a taxable transaction under applicable state, local, foreign and other tax laws). Generally, for federal income tax purposes, a tendering stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received pursuant to the Offer or the Merger and the holder's adjusted tax basis for the Shares sold pursuant to the Offer or converted in the Merger. Such gain or loss will be capital gain or loss, assuming the Shares are held as capital assets. If the Shares are held longer than one year, the capital gain will be long term.

    The rate at which any such gain will be taxed to noncorporate shareholders (including individuals, estates and trusts) will, as a general matter, depend upon each shareholder's holding period in the Shares and taxable income for the year. If a noncorporate shareholder has net capital gain (the excess of net long-term capital gain over net short-term capital loss) for his or her taxable year in which the gain is recognized and such shareholder's holding period for the Shares is more than one year, either a 20 percent or a 10 percent capital gains rate generally will apply to such gain, depending on the amount of taxable income of such shareholder for such year. If the shareholder's holding period for the Shares is one year or less, such gain will be taxed at the same rates as ordinary income, currently at a maximum of 39.6 percent. Capital loss generally is deductible only to the extent of capital gain plus $3,000. Net capital loss in excess of $3,000 may be carried forward to subsequent taxable years.

    For corporations, capital losses are allowed only to the extent of capital gains, and net capital gain is taxed at the same rate as ordinary income. Corporations generally may carry capital losses back up to three years and forward up to five years.

    Information reporting requirements will apply to payments for the Shares pursuant to the Offer or Merger. Backup withholding at a rate of 31 percent will generally apply unless a shareholder provides an accurate taxpayer identification number and certifies that such shareholder is not subject to backup withholding. See Instruction 10 of the Letter of Transmittal.

    THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND SECURITIES DEALERS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

    6.  PRICE RANGE OF SHARES; CASH DISTRIBUTIONS.

    The Company's Common Stock is listed and traded principally on the NYSE under the trading symbol "WYG." Prior to December 18, 1998, the Company's Common Stock was traded on the Nasdaq Stock Market (National Market) under the symbol "WYMN." The following table sets forth, for the quarters indicated, the high and low sales prices as reported on the NYSE or the Nasdaq National Market System (prior to December 18, 1998) for the Shares based on the Company's Annual Report on Form 10-K for the year ended May 31, 1998 (the "Company's 1998 Form 10-K") and other publicly available sources.

                                                                                HIGH         LOW
                                                                             ----------    --------
Year Ended May 31, 1997:
  First Quarter...........................................................   $ 21 1/4      $ 15 3/8
  Second Quarter..........................................................     24 3/8        19 5/8
  Third Quarter...........................................................     23 3/8        17 7/8
  Fourth Quarter..........................................................     23 11/16      18 1/8
Year Ended May 31, 1998:
  First Quarter...........................................................   $ 28 1/4      $ 23 3/8
  Second Quarter..........................................................     30            20 3/8
  Third Quarter...........................................................     22 1/8        16 1/2
  Fourth Quarter..........................................................     23 1/8        19 3/4
Year Ending May 31, 1999:
  First Quarter...........................................................   $ 20 7/8      $ 12 7/8
  Second Quarter..........................................................     17 1/2        11 1/2
  Third Quarter...........................................................     16             7 1/8

    On May 14, 1998, the last full trading day prior to the announcement of the Offer, the closing sale price per share of the Company's Common Stock reported on the NYSE was $13 1/4. On May 20, 1999, the last full trading day before the commencement of the Offer, the closing sale price per share of the Company's Common Stock reported on the NYSE was $19 3/16.

    According to the Company's 1998 Form 10-K, the Company has not paid dividends on the Company's Common Stock.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    7.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    The information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or taken from, or based upon, publicly available documents and records on file with the SEC and other public sources. The summary information concerning the Company in this Section 7 and elsewhere in this Offer to Purchase is derived from the Company's 1998 Form 10-K and its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 1999. The summary information set forth below is qualified in its entirety by reference to such documents (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such documents and other publicly available reports and documents filed by the Company with the SEC. The Purchaser assumes no responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are not known to the Purchaser.

    GENERAL. The Company is a Massachusetts corporation. According to the Company's 1998 Form 10-K, the Company is a leading manufacturer of high-quality, technologically advanced forging and investment casting components for the commercial aviation, commercial power and defense industries.

The Company produces metal components for applications such as jet turbine engines, airframes and land-based and marine gas turbine engines. The Company also produces extruded seamless thick wall pipe, made from steel and other alloys, for use primarily in the oil and gas industry and commercial power generation plants.

    CERTAIN FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial data with respect to the Company and its subsidiaries, which was excerpted from the Company's 1998 Form 10-K and its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 1999. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Such reports and other documents may be examined and copies thereof may be obtained in the manner set forth below.

                              WYMAN-GORDON COMPANY
                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                     NINE MONTHS ENDED           YEAR ENDED
                                                                        FEBRUARY 28,              MAY 31,
                                                                   ----------------------  ----------------------
                                                                      1999        1998        1998        1997
                                                                   ----------  ----------  ----------  ----------

                                                                        (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue........................................................  $  639,716  $  551,142  $  752,913  $  608,742
  Cost of goods sold.............................................     547,125     463,415     637,267     511,108
  Selling, general and administrative expenses...................      42,488      39,529      51,654      44,229
  Net income.....................................................      17,541      23,966      33,890      50,023

                                                                                                   MAY 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                              FEBRUARY 28,  ----------  ----------
                                                                                  1999
                                                                              ------------
                                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................................   $  211,468   $  223,764  $  166,205
  Total assets..............................................................      571,266      551,610     454,371
  Total liabilities.........................................................      359,625      346,790     289,973
  Stockholders' equity......................................................      211,641      204,820     164,398

    AVAILABLE INFORMATION. The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is obligated to file with the SEC periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in reports filed with the SEC or in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information may be inspected at the SEC's office at the public reference facilities of the SEC at 450 Fifth Street, NW, Washington, D.C., 20549, and also should be available for inspection at the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials should be obtainable, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, NW, Washington, D.C., 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information. The information also should be available at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

    8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND PCC.

    GENERAL. The Purchaser, a Massachusetts corporation and a wholly owned subsidiary of PCC, was recently organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal office of the Purchaser is located at the principal office of PCC. All outstanding shares of capital stock of the Purchaser are owned by PCC.

    PCC, an Oregon corporation, is a manufacturer of complex metal components and products. PCC is the market leader in manufacturing large, complex structural investment castings and is the leading manufacturer of airfoil castings used in jet aircraft engines. In addition, PCC has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, powdered metal and other metal products markets. The principal executive offices of PCC are located at 4650 SW Macadam Avenue, Suite 440, Portland, Oregon 97201; the telephone number is (503) 417-4800.

    CERTAIN FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to PCC and its subsidiaries excerpted from the consolidated financial statements incorporated by reference in PCC's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), copies of which are available for inspection at the SEC's office at 450 Fifth Street, NW, Washington, D.C., 20549, and also should be available for inspection at the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, 13th Floor, New York, New York. Copies of such materials should be obtainable, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, NW, Washington, D.C., 20549. The SEC's website at http://www.sec.gov should also contain a copy of the Schedule 14D-1.

                           PRECISION CASTPARTS CORP.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                  NINE MONTHS ENDED         FISCAL YEAR ENDED
                                                               ------------------------  ------------------------
                                                                 DEC. 27,     DEC. 28,     MARCH 29    MARCH 30,
                                                                   1998         1997         1998         1997
                                                               ------------  ----------  ------------  ----------

                                                                     (UNAUDITED)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
  Net sales..................................................  $  1,094,600  $  961,500  $  1,316,700  $  972,800
  Costs of goods sold........................................       838,900     752,300     1,025,100     765,500
  Selling and administrative expenses........................       112,400      91,300       127,000      91,500
  Net income.................................................        75,400      61,800        86,100      56,500

                                                                                          MARCH 29,   MARCH 30,
                                                                                             1998        1997
                                                                              DEC. 27,    ----------  ----------
                                                                                1998
                                                                             -----------
                                                                             (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital..........................................................   $ 258,500   $  246,000  $  205,200
  Total assets.............................................................   1,431,600    1,274,600   1,070,100
  Total liabilities........................................................     763,900      679,300     565,700
  Shareholders' investment.................................................     667,700      595,300     504,400

    Except for 100 shares of common stock of the Company beneficially owned by PCC, neither the Purchaser nor, to the best knowledge of the Purchaser and PCC, any of the persons listed on Schedule I hereto or any associate of the Purchaser, including PCC, or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any securities of the Company, and neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons or entities referred to above, including PCC, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transactions in the securities of the Company during the past 60 days.

    Except as set forth in this Offer to Purchase, none of the Purchaser, PCC or, to the best knowledge of the Purchaser and PCC, any of the persons listed on
Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchaser, PCC or, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has had since January 1, 1996 any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1996, there have been no contacts, negotiations or transactions between the Purchaser, PCC or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

    9.  SOURCE AND AMOUNT OF FUNDS.

    The Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer the number of Shares that are outstanding on a fully diluted basis and to pay fees and expenses related to the Offer will be approximately $753 million. The Purchaser plans to obtain all funds needed for the Offer from PCC. PCC will make an unsecured advance to the Purchaser prior to the consummation of the Offer. PCC expects to obtain the funds needed for the Offer from its general corporate funds and from borrowings under credit facilities pursuant to a commitment letter, as described below.

    PCC has entered into a commitment letter (the "Commitment Letter") with Bank of America National Trust and Savings Association ("Bank of America") and Banc of America Securities LLC (formerly known as Nationsbanc Montgomery Securities
LLC) ("BAS") pursuant to which, subject to the terms and conditions thereof, Bank of America will provide PCC financing in an aggregate amount of up to $1.25 billion (the "Facilities"). The Commitment Letter contemplates that PCC will utilize borrowings under the Facilities to purchase Shares pursuant to the Offer, to refinance certain existing indebtedness of PCC and the Company and to fund a tender offer for the Company's 8% Senior Notes due 2007.

    Bank of America has committed to lend the full amount of the Facilities on the terms and subject to the conditions set forth in the Commitment Letter, and BAS has agreed to form a syndicate of financial institutions (the "Lenders") reasonably acceptable to PCC and Bank of America, on the terms and subject to the conditions set forth in the Commitment Letter.

    Pursuant to the Commitment Letter, the Facilities are expected to consist of: (i) a $400 million revolving credit facility (the "Revolving Credit Facility"), (ii) a $550 million Tranche A term loan facility (the "Tranche A Term Loan Facility") and (iii) a $300 million interim term loan facility (the "Interim Term Loan Facility").

    The following is a summary of the principal terms of the Facilities based on the Commitment Letter. This summary is qualified in its entirety by reference to the Commitment Letter, a copy of which has been filed as an exhibit to the
Schedule 14D-1 filed with the SEC in connection with the Offer.

    The Commitment Letter provides that the commitments under the Commitment Letter will terminate unless definitive documentation for the Facilities is executed on or before July 31, 1999. Closing of the loans pursuant to the Facilities must occur no later than nine months after PCC files its pre-merger notification and report form under the HSR Act. The Interim Term Loan Facility will mature 364 days from closing of the Facilities, and the Tranche A Term Loan Facility and the Revolving Credit Facility will mature six years from the closing of the Facilities. The Tranche A Term Loan Facility will be subject to quarterly amortization of principal based on annual amounts to be determined. In addition, the Tranche A Term Loan and the Interim Term Loan will be subject to certain mandatory prepayments tied to asset sales, debt issuances, equity offerings, securitizations, and insurance and condemnation events. Certain of these prepayment and commitment reduction requirements will be limited upon PCC's attainment of an investment grade rating for its senior unsecured long-term debt.

    The amounts borrowed pursuant to the Facilities will bear interest at a rate equal to LIBOR plus the applicable margin or the Alternate Base Rate (to be defined as the higher of (i) the Bank of America prime rate and (ii) the Federal Funds rate plus .50%) plus the applicable margin. The applicable margin for LIBOR and Alternate Base Rate loans will be calculated in accordance with a pricing grid referenced to PCC's long-term, unsecured senior, non-credit enhanced debt ratings.

    The Facilities will contain representations and warranties, negative and affirmative covenants, conditions precedent and events of default which are customarily required for similar financings. Such covenants will include, among others, limitations on liens and negative pledges; limitations on mergers, consolidations and sales of assets; limitations on incurrence of debt; limitations on investments (including loans and advances) and acquisitions (other than the acquisition of the Company); limitations on transactions with affiliates; and year 2000 compliance. Key financial covenants based on PCC's consolidated financial statements include minimum net worth, maximum leverage ratio (total debt to EBITDA) and minimum fixed charge coverage ratio.

    The Facilities will be secured (equally and ratably with PCC's existing $150 million senior notes) by a first priority perfected security interest in all of the capital stock of each of PCC's material domestic subsidiaries and 65% of the capital stock of each of PCC's material foreign subsidiaries. The collateral will be released upon (i) PCC's attainment of an actual or implied senior unsecured long-term debt rating that is equal to or better than BBB- from Standard & Poor's Corporation or Baa3 from Moody's Investors Service or (ii) achievement by PCC of a leverage ratio of less than an amount to be determined.

    Funding of the Facilities will be subject to customary closing conditions, including, among others, the execution of satisfactory documentation, the receipt of all necessary governmental approvals relating to the acquisition of the Company, and no material adverse change in the business, operations or condition (financial or otherwise) of PCC and the Company and their subsidiaries on a combined basis.

    In connection with the Facilities, PCC has agreed to pay the Lenders certain commitment, underwriting, administrative and other fees, to reimburse the Lenders for reasonable out-of-pocket fees and expenses whether or not the Facilities close, and to provide certain indemnities, as is customary for commitments such as the Facilities.

    PCC anticipates that indebtedness incurred through borrowings under the Facilities in connection with the Offer and the Merger will be repaid from a variety of sources, which may include funds generated internally by PCC and its subsidiaries following the Merger, funds generated by the Company, bank financing, and the public or private sale of debt or equity securities. No decision has been made concerning the method PCC will employ to repay such indebtedness. Such decision will be made based on PCC's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other conditions and such other factors as PCC may deem appropriate. PCC expressly reserves its right to obtain financing for the transactions through alternative sources.

THE OFFER IS NOT CONDITIONED ON THE PURCHASER OBTAINING FINANCING TO PURCHASE SHARES PURSUANT TO THE OFFER. SEE INTRODUCTION AND SECTION 13.

    10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    On January 13, 1999, PCC's financial advisor, Schroder & Co. Inc., met with representatives of the Company to express PCC's interest in discussing the possibility of a business combination with the Company and to request a meeting between PCC and Company executives. On January 29, 1999, William C. McCormick, Chairman and Chief Executive Officer of PCC, and William D. Larsson, Chief Financial Officer of PCC, met with David P. Gruber, Chairman and Chief Executive Officer of the Company, and a financial officer of the Company and discussed the possibility of a business combination. PCC did not receive non-public information with respect to the Company at that time, and no specific terms were discussed.

    On February 4, 1999, PCC sent a letter to the Company indicating PCC's continued interest in discussing a possible business combination with the Company and outlining general terms upon which PCC would be interested in acquiring the Company. PCC did not receive an immediate response from the Company, and PCC did not have further contact with the Company for several weeks.

    In February 1999, PCC was informed that the Company had engaged Goldman Sachs & Co. to advise it with respect to strategic alternatives, including a possible business combination. On March 26, 1999, PCC signed a Confidentiality Agreement, and subsequently received descriptive information concerning the Company.

    On April 28, 1999, PCC received an invitation to submit a binding proposal for the acquisition of all of the outstanding common stock of the Company setting forth terms and conditions of the proposed purchase. On May 10, 1999, PCC submitted an initial proposal to acquire the outstanding common stock of the Company setting forth terms and conditions of the proposed purchase. The Company advised PCC that proposals from other prospective purchasers were also delivered to the Company at this time. During the next few days, the Company's legal and financial advisors discussed terms of PCC's proposal with representatives of PCC. On May 13, 1999, PCC submitted a revised proposal to acquire the outstanding common stock of the Company for $20.00 per share.

    The Company's Board of Directors met in the evening on May 13, 1999, and approved PCC's revised proposal on a preliminary basis, subject to certain clarifications. The Company's legal and financial advisors contacted PCC to clarify and negotiate certain details of the proposed form of Agreement and Plan of Merger, which had been submitted as part of PCC's proposal. On May 15, 1999, the Board of Directors of the Company approved the Merger Agreement and the Offer and resolved to recommend the Offer to the Company's stockholders. Thereafter, PCC, the Purchaser and the Company executed the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. The parties publicly announced the transaction on May 17, 1999.

    11. THE PURPOSE OF THE OFFER; MERGER AGREEMENT; PLANS FOR THE COMPANY.

PURPOSE

    The purpose of the Offer and the Merger is to enable PCC to acquire control of, and acquire the entire equity interest in, the Company.

MERGER AGREEMENT

    Set forth below is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit (a)(1) to the Schedule 14D-1. Such Exhibit should be available for inspection and copies should be obtained, in the manner set forth in Section 8 of the Offer to Purchase (except that it will not be available at the regional offices of the SEC). The following summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides that PCC will cause the Purchaser to commence and the Purchaser will commence the Offer to purchase all of the Shares for $20.00 per Share. The Merger

Agreement specifies certain conditions for the Offer, including, among other things the Minimum Condition. Pursuant to the Merger Agreement, PCC and the Purchaser expressly reserve the right to change or waive any such condition, to change the form or amount payable per Share in the Offer (including the Offer Price), and to make any other changes in the terms and conditions of the Offer; provided however, that without the prior written consent of the Company, the Purchaser will not (i) decrease the Offer Price, (ii) change the consideration into a form other than cash, (iii) add any conditions to the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, (iv) amend (other than to waive) the Minimum Condition or the other conditions set forth in Section 13, or (v) reduce the maximum number of Shares to be purchased in the Offer. If on the initial scheduled Expiration Date (the "Initial Expiration Date") all conditions to the Offer have not been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the Expiration Date of the Offer; provided, however, that, except as set forth below, the Expiration Date, as extended, shall be no later than the date that is 60 business days immediately following the Initial Expiration Date (the "Final Expiration Date"); and provided further that if on the Initial Expiration Date, all conditions to the Offer have been satisfied or waived other than the Minimum Condition, the Purchaser will be required to extend the Expiration Date to the date that is ten business days immediately following the Initial Expiration Date.

    Notwithstanding the foregoing, if on the Initial Expiration Date, the applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer has not expired or been terminated and all other conditions to the Offer have been satisfied or waived other than the Minimum Condition and clause (a) under Section 13 as it relates to compliance with the HSR Act or other applicable antitrust laws, the Purchaser will be required to extend the Expiration Date for such additional periods as may be necessary to permit the parties to seek to obtain termination of the waiting period under the HSR Act up to the date that is nine months after the date upon which PCC files a pre-merger notification and report form under the HSR Act (the "HSR Expiration Date"); provided, however, that if the applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer expires or is terminated prior to the date that is ten business days prior to the HSR Expiration Date, the Expiration Date will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act.

    THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the MGL, as soon as practicable following the satisfaction or waiver, if permissible, of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger will become effective at the time of filing of articles of merger with the Secretary of State of the Commonwealth of Massachusetts in accordance with the MGL (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by PCC, by the Purchaser or by any other direct or indirect subsidiary of PCC or of the Company, or held in the treasury of the Company, all of which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto) will be canceled and converted automatically into the right to receive an amount equal to the Offer Price in cash (the "Merger Consideration") net to the holder, without any interest thereon.

    STOCKHOLDERS MEETING. The Merger Agreement provides that the Company will, if required by applicable law, call and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of approving the Merger transaction contemplated thereby and prepare and file with the SEC under the Exchange Act a proxy statement with respect to the meeting of stockholders described above (the "Proxy Statement"). The Company has agreed in the Merger Agreement to use its best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after responding to all such comments to the satisfaction of the staff, and to keep PCC informed of all its correspondence with the

SEC with respect to the Proxy Statement. Pursuant to the Merger Agreement, the Company, through its Board of Directors, will recommend to its stockholders that the Merger Agreement be approved.

    STOCK OPTIONS AND WARRANTS. The Merger Agreement provides that each option and stock appreciation right (collectively, the "Options") which is outstanding (whether or not currently exercisable) as of immediately prior to the date on which the Purchaser accepts for payment Shares pursuant to the Offer (the "Tender Offer Acceptance Date") and which has not been exercised or canceled prior thereto will, on the Tender Offer Acceptance Date, be canceled and upon the surrender and cancellation of the option agreement representing such Option, the Purchaser will pay to the holder thereof cash in an amount equal to the product of (i) the number of Shares provided for in such Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share provided for in such Option, reduced by any applicable withholding.

    EMPLOYEE STOCK PURCHASE PLAN. Pursuant to the Merger Agreement, the Company has advised PCC that it has taken appropriate action to provide that (i) the current offering period under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") was terminated on the execution date of the Merger Agreement, (ii) each participant in the Stock Purchase Plan on such date was deemed to have exercised his or her option on such date and shall acquire from the Company (A) such number of whole shares of Company Common Stock as his or her accumulated payroll deductions on such date will purchase at the Option Price (as defined in the Stock Purchase Plan) (treating the last business day prior to the execution date of the Merger Agreement as the "Exercise Date" for all purposes of the Stock Purchase Plan) and (B) cash in the amount of any remaining balance in such participant's account, and (iii) the Stock Purchase Plan was terminated as of the execution date of the Merger Agreement.

    SHAREHOLDER RIGHTS AGREEMENT. The Company has advised PCC that prior to execution of the Merger Agreement, the Board of Directors of the Company amended the Shareholder Rights Agreement, dated as of October 21, 1998, by and between the Company and State Street Bank and Trust Company (the "Shareholder Rights Agreement") so that neither the execution nor the delivery of the Merger Agreement, or the transactions contemplated thereby, will trigger or otherwise affect any rights or obligations under the Shareholder Rights Agreement, and to terminate the Shareholder Rights Agreement upon the effectiveness of the Merger.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company, relating to, among other things,
(i) the organization of the Company and its subsidiaries and other corporate matters, (ii) the capital structure of the Company, (iii) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by the Company with the SEC and the accuracy of the information contained therein, (vi) litigation, (vii) environmental matters, (viii) absence of material changes,
(ix) taxes, (x) books and records of the Company, (xi) properties, (xii) intellectual property, (xiii) employee benefit plans, (xiv) labor matters, (xv) year 2000 compliance, (xvi) insurance, (xvii) key customers, (xviii) product quality and (xix) material contracts.

    In addition, the Merger Agreement contains representations and warranties by PCC, relating to, among other things, the organization and ownership of PCC and the Purchaser, their authority to enter into the Merger Agreement and the existence of a commitment letter for credit facilities to finance the Offer and the Merger.

    CONDUCT OF BUSINESS PENDING THE MERGER. In the Merger Agreement, the Company has agreed that, prior to the Effective Time, except as otherwise provided in the Merger Agreement, the Company and each of its material subsidiaries will use its commercially reasonable best efforts to (i) carry on their respective business in the usual, regular and ordinary course, consistent with the requirements of law and past practice and (ii) preserve intact their present business organizations, keep available the services of their present advisors, managers, officers and employees and preserve their relationships with customers, suppliers, licensors and others having business dealings with them and continue existing contracts as in effect on the date of the Merger Agreement. The Company has agreed that, without the prior written consent of PCC, neither the Company nor any of its material subsidiaries will (i) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock (iii) repurchase, redeem or otherwise acquire any of its securities, except as contemplated by the Merger Agreement, or (iv) authorize for issuance, issue, sell deliver or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities.

    The Company has further agreed, until the effectiveness of the Merger, it will not, without prior consent of PCC: (a) acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company or any of its material subsidiaries, except pursuant to obligations in effect on the execution date of the Merger Agreement; (b) (i) incur any amount of indebtedness for borrowed money, guarantee any indebtedness, guarantee (or become liable for) any debt of others, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, create or suffer any material lien thereupon other than in the ordinary course of business consistent with past practice, (ii) incur any short-term indebtedness for borrowed money or (iii) issue or sell any debt securities or warrants or rights to acquire any debt securities, except, in the case of clause
(i) or (ii) above, pursuant to credit facilities in existence on the execution date of the Merger Agreement in accordance with the terms of such credit facilities; (c) pay, discharge, or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as contemplated by the Merger Agreement; (d) change any of the accounting principles used by it; (e) enter into, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy with one or more directors or officers;
(f) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by an employee benefit plan or arrangement as in effect on the execution date of the Merger Agreement; (g) adopt any amendments to the Articles of Organization or Bylaws or the Company's Shareholder Rights Agreement; (h) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than dissolution of inactive subsidiaries); (i) settle or compromise any litigation (whether or not commenced prior to the execution date of the Merger Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $250,000; or (j) enter into an agreement to take any of the foregoing actions.

    PROHIBITION ON SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will cease any discussions or negotiations that may be ongoing with respect to an Acquisition Proposal (as defined below). Except as explicitly permitted by the Merger Agreement, the Company will not and will not authorize or permit any officer, director or employee of, or any investment banker, financial advisor, attorney, accountant or other representative, directly or indirectly, to (a) solicit, initiate, encourage or take any other action to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, or (b) participate in any discussions or negotiations regarding an Acquisition Proposal.

    The Merger Agreement provides that, notwithstanding the foregoing, if at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an Acquisition Proposal (a) furnish non-public information with respect to the Company to the person who made such Acquisition Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement entered into between the Company and PCC and (b) participate in negotiations regarding such Acquisition Proposal.

    The Merger Agreement provides further that the Board of Directors of the Company will not (i) withdraw or modify in a manner adverse to PCC or the Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend an Acquisition Proposal to its stockholders, or (iii) cause the Company to enter into any definitive acquisition agreement with respect to an Acquisition Proposal, unless the Board of Directors of the Company has determined in good faith, after consultation with counsel, that the Acquisition Proposal is a Superior Proposal (as defined below) and such action is necessary to comply with its fiduciary duties to the Company's stockholders under applicable law. In the event that before the Tender Offer Acceptance Date the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Merger Agreement provides that the Board of Directors of the Company may enter into an agreement with respect to a Superior Proposal, but only 48 hours after PCC's receipt of written notice advising PCC that the Board of Directors of the Company has received a Superior Proposal and that the Company has elected to terminate the Merger Agreement.

    Pursuant to the Merger Agreement, and in addition to the obligations of the Company described above, the Company has agreed that (i) it will within 24 hours advise PCC of its receipt of an Acquisition Proposal and the material terms and conditions of such Acquisition Proposal, and (ii) prior to terminating the Merger Agreement in connection with its entering into a definitive agreement with respect to a Superior Proposal, it will pay, or cause to be paid, to PCC the Liquidated Amount (as defined below).

    The Merger Agreement does not prohibit the Company from making any disclosure to the Company's stockholders if, in the opinion of the Board of Directors of the Company, after consultation with counsel, failure to disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, except that neither the Company nor its Board of Directors nor any committee thereof may (other than as described above) withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

    The term "Acquisition Proposal" means any proposed or actual (i) acquisition, merger, consolidation or similar transaction involving the Company,
(ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or its subsidiaries representing 15% or more of the consolidated assets of the Company and its material subsidiaries, (iii) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into such securities) representing 15% or more of the votes associated with the outstanding securities of the Company, (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange
Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the Company or (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term Acquisition Proposal shall not include the Offer, the Merger and the transactions contemplated thereby. "Superior Proposal" means a bona fide Acquisition Proposal to acquire two thirds or more of the Shares then outstanding or all or substantially all of the assets of the Company and the Company's material subsidiaries on terms which the Board of Directors of the Company determines in its good faith judgment (after consultation with Goldman Sachs & Co. or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger.

    ACCESS. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the effectiveness of the Merger, the Company will provide, and cause each material subsidiary to provide, to PCC and its officers, employees and agents, complete access at all reasonable times to such officers, employees, agents, properties, books, records and contracts, and will furnish PCC such financial, operating and other data and information as PCC may reasonably request.

    DIRECTORS. The Merger Agreement provides that, upon the purchase of Shares pursuant to the Offer, PCC will be entitled to designate a number of directors (rounded up to the nearest whole number) on the Company's Board of Directors that is equal to the product of the total number of directors on the Company's Board multiplied by the percentage that the total votes represented by such number of Shares in the election of directors of the Company so purchased bears to the total votes represented by the number of Shares outstanding. The Company has agreed to promptly, at the request of PCC, either increase the size of the Company's Board of Directors and/or exercise its commercially reasonable best efforts to secure the resignations of such number of its current directors as is necessary to enable PCC's designees to be elected to the Company's Board of Directors as provided above.

    CONDITIONS TO MERGER. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the fulfillment or waiver, where permissible, at or prior to the closing of the transactions contemplated by the Merger Agreement, of each of the following conditions: (a) if required by applicable law, the Merger Agreement and the transactions contemplated thereby, shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by the MGL and the Articles of Organization of the Company; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) all necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated; (d) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would make the consummation of the Merger illegal or otherwise restrict, prevent or prohibit the consummation of any of the transactions contemplated by the Merger Agreement; and (e) PCC, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after stockholder approval thereof (a) by mutual consent of PCC, Purchaser and the Company; (b) by either PCC, the Purchaser or the Company if (A) any governmental entity has issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger, or (B) without any material breach by the terminating party of its obligations under the Merger Agreement, PCC or the Purchaser shall not have purchased Shares pursuant to the Offer on or prior to the expiration of the Offer in accordance with its terms; (c) by the Company
(A) in connection with entering into a definitive agreement to effect a Superior Proposal as permitted by the Merger Agreement, provided it has complied with the notice and payment provisions of the Merger Agreement, or (B) if PCC or the Purchaser has breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 15 days after the giving of written notice to PCC or the Purchaser, except for such breaches which are not reasonably likely to affect adversely PCC's or the Purchaser's ability to consummate the Offer or the Merger; (d) by PCC or the Purchaser if, prior to the purchase of Shares pursuant to the Offer, (A) the Company has breached any representation or warranty or failed to perform any covenant or other agreement contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in
Section 13 and cannot be cured or has not been cured within 15 days after the giving of written notice to the Company, (B) the Board of Directors of the

Company has withdrawn, modified or changed its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to PCC, (C) the Board of Directors of the Company has recommended any proposal other than by PCC and the Purchaser in respect of an Acquisition Proposal, or (D) the Company has exercised a right with respect to an Acquisition Proposal and has, directly or through its representatives, continued discussions with any third party concerning such Acquisition Proposal for more than 20 business days after the date of receipt of such Acquisition Proposal.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, trustees, directors, officers or stockholders except as described under "Fees and Expenses" below; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any fraud or willful breach of the Merger Agreement.

    FEES AND EXPENSES. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

    Under the Merger Agreement the Company will pay, or cause to be paid, to PCC an amount in cash equal to $25,000,000 (the "Liquidated Amount") if the Company terminates the Merger Agreement in connection with entering into a definitive agreement to effect an Acquisition Proposal. In addition, the Merger Agreement provides that the Company will pay, or cause to be paid, to PCC the Liquidated Amount if certain actions by the Company would allow PCC or the Purchaser to terminate the Merger Agreement and within nine months thereafter the Company enters into a definitive agreement to consummate an acquisition pursuant to an Acquisition Proposal.

    AMENDMENT. The Merger Agreement may be amended by the parties thereto by an instrument in writing signed on behalf of each of the parties thereto at any time before or after any approval of the Merger Agreement by the stockholders of the Company and the Purchaser, but in any event following authorization by the Board of Directors of the Purchaser and the Company.

OPERATIONS FOLLOWING CONSUMMATION OF THE OFFER.

    Following consummation of the Offer, the Company will be a wholly owned subsidiary of PCC, but otherwise PCC has no definitive plans to make any material changes in the business or operations of the Company. PCC intends to continue to operate the Company under the name Wyman-Gordon Company. Based on its review of the operations of the Company following consummation of the Offer, PCC may make changes to the Company's assets, capitalization, organizational structure and management.

APPRAISAL RIGHTS.

    Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the effective time of the Merger may have certain rights pursuant to the provisions of Chapter 156B, Sections 85 and 86-98 of the MGL ("Appraisal Sections") to dissent and demand appraisal of their Shares provided the merger is accomplished with the vote of the Company's stockholders (see the heading "Merger" under this section). For a Merger accomplished without a vote of the Company's stockholders (see the heading "Merger" under this section), the minority shareholders may have certain rights to dissent and demand appraisal of their Shares under Chapter 156B, Section 82(e) of the MGL. Under the Appraisal Sections, stockholders who have the right to dissent in either of the two situations described above, and who comply with the applicable statutory procedures, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the

Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. The foregoing summary of the Appraisal Sections does not purport to be complete and is qualified in its entirety by reference to the Appraisal Sections.

GOING PRIVATE TRANSACTIONS.

    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or (b) the Merger is consummated within one year after the purchase of the Shares pursuant to the Offer and the Merger provided for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction to be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

    12. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NYSE LISTING AND EXCHANGE ACT REGISTRATION.

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of stockholders, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Depending upon the number of Shares acquired pursuant to the Offer and the Shares accumulated by other parties, it is possible that the Company's Common Stock will no longer be eligible for listing on the NYSE. In that event, the market for the Shares could be adversely affected.

    The Company's Common Stock is registered under the Exchange Act. Registration of the Company's Common Stock may be terminated upon application of the Company to the SEC if the Company's Common Stock is not listed on a national securities exchange and there are fewer than 300 holders of record of the Company's Common Stock. The Company has informed the Purchaser that there were approximately 7,000 beneficial owners of the Company's Common Stock as of May 17, 1999. The termination of the registration of the Company's Common Stock under the Exchange Act would render inapplicable certain provisions of the Exchange Act, including requirements that the Company furnish stockholders with proxy materials regarding meetings of stockholders of the Company, the reporting and short-swing profit liability provisions under Section 16 of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act regarding "going private" transactions.

    The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this status has the effect of allowing lenders to extend credit to stockholders who wish to use the Shares as collateral. Depending upon factors similar to those relevant to NYSE eligibility, following the Offer the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations, in which event Shares could no longer be used as collateral for margin loans made by brokers.

    The Purchaser currently intends to cause the Company to make an application for termination of registration of the Shares under the Exchange Act after consummation of the Merger, and may cause such an application to be filed prior to the consummation of the Merger if a sufficient number of Shares are purchased pursuant to the Offer. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the NYSE.

    13. CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provision of the Offer or the Merger Agreement and subject to Rule 14e-1(c) under the Exchange Act, the Purchaser shall not be required to accept for payment or pay for any Shares and may delay the acceptance for payment of and payment for any Shares, (A) until any applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer shall have expired or been terminated, (B) if there shall not have been validly tendered to the Purchaser pursuant to the Offer and not withdrawn immediately prior to the Expiration Date, at least that number of Shares that, when taken as a whole with all other Shares owned or acquired by the Purchaser (whether pursuant to the Offer or otherwise), constitutes at least the Minimum Condition, or (C) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions exist or shall occur or remain in effect:

        (a) any Governmental Entity (as defined in the Merger Agreement) shall have issued an order, decree or ruling or taken any other action, including instituting any legal proceeding, (which, order, decree, ruling or other action the parties hereto shall use their commercially reasonable best efforts to lift), which seeks to restrain, enjoin or otherwise prohibit or significantly delay any of the Transactions (as defined in the Merger Agreement);

        (b) (i) any of the representations and warranties of the Company set forth in the Merger Agreement which are qualified by materiality or a Company Material Adverse Effect (as defined in the Merger Agreement) or words of similar effect shall not have been, or cease to be, true and correct (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall not have been true and correct as of such date) or (ii) any of the representations and warranties of the Company set forth in the Merger Agreement which are not so qualified shall not have been, or cease to be, true and correct in all material respects (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall not have been true and correct in all material respects as of such date);

        (c) the Company shall not have performed all obligations required to be performed by it under the Merger Agreement, including, without limitation, the covenants contained in Article VI or VII thereof, except where any failure to perform would, individually or in the aggregate, not reasonably be expected to have a Company Material Adverse Effect or materially impair or significantly delay the ability of the Purchaser to consummate the Offer;

        (d) there shall have occurred after the date of the Merger Agreement any change or effect concerning the Company or the Company Subsidiaries (as defined in the Merger Agreement) which has had or would reasonably be expected to have a material adverse effect on the business, operations or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole (other than any changes that are related to or result from the announcement or pendency of the Offer and/or the Merger, including disruptions to the Company's business or the Company Subsidiaries' businesses, and their respective employees, customers and suppliers);

        (e) the Merger Agreement shall have been terminated in accordance with its terms;

        (f) any consent, authorization, order or approval of (or filing or registration with) any Governmental Entity or other third party required to be made or obtained by the Company or any of the Company Subsidiaries or affiliates in connection with the execution, delivery and performance of the Agreement and the consummation of the Transactions shall not have been obtained or made, except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not have a Company Material Adverse Effect or would not reasonably be expected to materially impair or significantly delay the ability of the Purchaser to consummate the Offer; or

        (g) there shall have occurred (i) any general suspension of trading in, or limitation on prices for securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market for a period in excess of 24 hours (excluding suspension or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a general banking moratorium or any general suspension of payments in respect of banks in the United States (whether or not mandatory), or (iii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

    The foregoing conditions (i) may be asserted by PCC or the Purchaser regardless of the circumstances (including any action or inaction by PCC or the Purchaser or any of their respective affiliates other than a material breach of the Merger Agreement), and (ii) are for the sole benefit of PCC, the Purchaser and their respective affiliates. The foregoing conditions may be waived by PCC, in whole or in part, at any time and from time to time, in the sole discretion of PCC. The foregoing conditions are material to the Offer. The failure by PCC or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

    Should the Offer be terminated due to the foregoing conditions, all tendered Shares not theretofore accepted for payment will promptly be returned to the tendering stockholders.

    14. CERTAIN LEGAL MATTERS.

    Except as described below, the Purchaser is not aware of any approval or other action by any federal, state or foreign governmental or administrative agency that would be required for the acquisition of the Shares by the Purchaser pursuant to this Offer. Should any approval or other action be required, it is presently contemplated that such approval or action would be sought. However, while there is no present intent to delay the purchase of the Shares tendered pursuant to this Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, could be obtained without substantial delay or conditions, or at all. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this
Section 14. See Section 13.

    STATE TAKEOVER LAWS. Massachusetts has enacted a business combination statute that, in general, prohibits any business combination between a widely held Massachusetts corporation and an interested shareholder for three years after that person becomes an interested (i.e., 5%) shareholder unless: (a) prior to the date that person becomes an interested shareholder, the board of directors of the corporation approved either the transaction that made the acquiror an interested shareholder or the proposed business combination; (b) upon consummation of the transaction that made the acquiror an interested shareholder, the acquiror owns at least 90 percent of the voting stock, excluding shares held by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held by the plan will be tendered; or (c) at or subsequent to the time the acquiror becomes an interested shareholder, the board of directors of the corporation and holders of two-thirds of the shares of voting stock not held by the interested shareholder approves the business combination. Massachusetts has also enacted a control share acquisition statute that provides, in general, that shares of a widely held Massachusetts corporation acquired in a control share acquisition (as defined in the statute) will not have voting rights unless, among other things, voting rights for such shares are approved by a vote of the shareholders of the corporation, not including those holding such shares. Excluded from the definition of "control share acquisition," is, among other things, an acquisition by merger or tender offer pursuant to a merger agreement to which the Massachusetts corporation is a party. Massachusetts has also enacted a take-over bid statute that imposes certain procedural requirements and prohibitions in connection with a take-over bid (as defined in the statute). Because the Company's Board of Directors has approved the Offer, the prohibitions of the foregoing statutes will not apply to the Merger.

    The Purchaser and PCC do not believe any of the statutes adopted by states in which the Company conducts business by their terms apply to the Offer, and except as described in this Offer to Purchase, the Purchaser has not complied with any state takeover law. Pursuant to the Merger Agreement, if any state's takeover law should become applicable to the Offer or the Merger, the Purchaser, PCC and the Company has agreed to use their best efforts to take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise to minimize the effects of any such statute on such transactions. Should any government official or third party seek to apply any state takeover law to the Offer other than those described in this Offer to Purchase, the Purchaser will take such action as then appears desirable and currently anticipate that it will contest the validity or applicability of such statute in appropriate court proceedings.

    If it is asserted that one or more state takeover laws other than those described in this Offer to Purchase apply to the Offer and it is not determined by all appropriate courts that such act or acts do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 13.

    ANTITRUST LAWS. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company by the Purchaser. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the proposed Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or PCC or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

    15. FEES AND EXPENSES.

    Schroder & Co. Inc. is acting as Dealer Manager in connection with the Offer. The Purchaser will pay the Dealer Manager reasonable and customary compensation for its services in connection with the Offer. In addition, Parent and the Purchaser have agreed to reimburse the Dealer Manager for its out-of-pocket expenses, including the reasonable fees and expenses of its counsel, in connection with the Offer and to indemnify the Dealer Manager and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    The Purchaser has retained The Bank of New York to act as Depositary and D.F. King & Co., Inc. to serve as Information Agent in connection with the Offer. The Purchaser will pay each of the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify each of them against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Neither the Purchaser nor PCC will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

    16. MISCELLANEOUS.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    Neither the Purchaser nor PCC is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all holders of Shares. To the extent the Purchaser or PCC becomes aware of any law that would limit the class of offers in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer.

    The Purchaser has filed with the SEC a Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. and the NYSE in the manner set forth in Section 8.

    No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

May 21, 1999

                                          WGC ACQUISITION CORP.

                                                                      SCHEDULE I

                        DIRECTORS AND CORPORATE OFFICERS
                            OF THE PURCHASER AND PCC
             (Note: footnote (+) appears at end of this Schedule I)

    Set forth in the table below are the names and present principal occupations or employments, and the material occupations, positions, offices, and employments during the past five years, for the directors and corporate officers of WGC Acquisition Corp. and Precision Castparts Corp., and the name, principal business and address for any corporation or other organization in which such employment is carried on. Each person listed below is of United States citizenship (except for Mr. Waite, who is a British citizen), and, unless otherwise indicated, positions have been held for the past five years. Directors are identified by an asterisk (*) and the year in which such person became a director is indicated in parentheses.

                           PRECISION CASTPARTS CORP.

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                      (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                              HELD DURING PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------
William C. McCormick* (1986) .............  Chairman of PCC since October 1994; Chief Executive Officer of PCC
  Precision Castparts Corp.                 since August 1991
  4650 SW Macadam, Suite 440
  Portland, OR 97201

Vernon E. Oechsle* (1996) ................  President and Chief Executive Officer of Quanex Corporation, a
  Precision Castparts Corp.+                manufacturer of steel bars, aluminum shapes and steel tubes and pipes, since 1995; formerly Chief Operating Officer of Quanex
                                            Corporation

Peter R. Bridenbaugh* (1995) .............  Retired; through December 1997, Executive Vice President--
  Precision Castparts Corp.+                Automotive, Aluminum Co. of America, an integrated producer of aluminum and other products for the packaging, aerospace, automotive, building and construction, and commercial and industrial markets;
                                            from 1994-1996, Executive Vice President and Chief Technical Officer,
                                            Aluminum Co. of America

Steven G. Rothmeier* (1994) ..............  Chairman and Chief Executive Officer of Great Northern Capital, a
  Precision Castparts Corp.+                private investment and merchant banking firm

Dean T. DuCray* (1996) ...................  Retired; until April 1998, Vice President and Chief Financial Officer
  Precision Castparts Corp.+                of York International Corporation, a manufacturer of heating, air conditioning, ventilation and refrigeration equipment

Don R. Graber* (1995) ....................  President and Chief Executive Officer of Huffy Corporation, a
  Precision Castparts Corp.+                manufacturer of outdoor leisure equipment and provider of retail services, since December 1997; from 1996 to 1997, President and Chief
                                            Operating Officer of Huffy Corporation; previously, President of
                                            Worldwide Household Products Group, The Black & Decker Corporation;
                                            from 1992 to 1994, President of Black & Decker International Group

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                      (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                              HELD DURING PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------
Roy M. Marvin* (1967) ....................  Retired; through May 1996, Vice President-Administration and
  Precision Castparts Corp.+                Secretary of PCC

William D. Larsson .......................  Vice President and Chief Financial Officer of PCC
  Precision Castparts Corp.+

Peter G. Waite ...........................  Executive Vice President of PCC and President of PCC Airfoils, Inc.
  Precision Castparts Corp.+

Mark Donegan .............................  Executive Vice President of PCC and President of PCC Structurals,
  Precision Castparts Corp.+                Inc.

David W. Norris ..........................  Executive Vice President of PCC and President of PCC Flow
  Precision Castparts Corp.+                Technologies, Inc. since 1996; from 1991-1996, President of Keystone
                                            Controls (North America) Division of Keystone International, Inc.

Gregory M. Delaney .......................  Executive Vice President of PCC and President of PCC Specialty
  Precision Castparts Corp.+                Products, Inc. since 1998; from 1997-1998, President of Wygand
                                            Industrial Division of Emerson Electric Company; from 1996-1997,
                                            Executive Vice President of Sales, Marketing and Engineering, Wygand
                                            Industrial Division of Emerson Electric Company; from 1995-1996, Vice
                                            President of Marketing, Refrigerator Division of Copeland
                                            Corporation, a subsidiary of Emerson Electric Company

James A. Johnson .........................  Treasurer of PCC
  Precision Castparts Corp.+

Shawn R. Hagel ...........................  Corporate Controller of PCC since 1997; from 1995-1997, Manager of
  Precision Castparts Corp.+                Financial Reporting of PCC; from 1993-1995, Manager, Deloitte &
                                            Touche LLP

Mark R. Roskopf ..........................  Director of Taxes of PCC since 1999; from 1997-1999, Director of
  Precision Castparts Corp.+                International Tax, Case Corporation; from 1993-1997, Manager of Tax
                                            Reporting, Case Corporation

                             WGC ACQUISITION CORP.

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                      (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                              HELD DURING PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------

William C. McCormick* ....................  Chairman of PCC since October 1994; Chief Executive Officer of PCC
  WGC Acquisition Corp.                     since August 1991; Chief Executive Officer of the Purchaser
  4650 SW Macadam, Suite 440 Portland, OR
  97201

William D. Larsson* ......................  Vice President and Chief Financial Officer of PCC; Vice President and
  WGC Acquisition Corp.+                    Treasurer of the Purchaser

------------------------

+ The principal business and address of the corporation or other organization for which the listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organization appears in this SCHEDULE I.

                        THE DEPOSITARY FOR THE OFFER IS:
                              THE BANK OF NEW YORK

          BY MAIL:             FACSIMILE TRANSMISSION:        BY HAND OR OVERNIGHT
TENDER & EXCHANGE DEPARTMENT  (FOR ELIGIBLE INSTITUTIONS            COURIER:
    THE BANK OF NEW YORK                ONLY)             TENDER & EXCHANGE DEPARTMENT
        PO BOX 11248                (212) 815-6213             101 BARCLAY STREET
   CHURCH STREET STATION      FOR INFORMATION TELEPHONE:   RECEIVE AND DELIVER WINDOW
     NEW YORK, NEW YORK             (800) 507-9357          NEW YORK, NEW YORK 10286
         10286-1248

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

    Questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent and the Dealer Manager as set forth below, and will be furnished promptly at the Purchaser's expense. Stockholders may also contact their brokers, dealers, commercial banks or trust companies or other nominees for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:
                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 769-4414

                      THE DEALER MANAGER FOR THE OFFER IS:
                              SCHRODER & CO. INC.
                              The Equitable Center
                               787 Seventh Avenue
                         New York, New York 10019-6016
                         (212) 492-6000 (Call Collect)